UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 27)

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH
E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, par value €1.20 each
American Depositary Shares (each representing one ordinary share)

(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,619,114.649	$264,607

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa (including ordinary shares represented by ADSs) subject to the U.S. Offer, by the offer price of €40 in cash for each ordinary share and each ADS, converted into U.S. dollars based on an exchange rate expressed in U.S. dollars per euro of $1.3302 = €1.00, the Federal Reserve Bank of New York noon buying rate on March 23, 2007. Terms used and not defined in the preceding sentence are defined below.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, is $30.70 per $1,000,000.00 of the transaction valuation and was sent via wire transfer on January 23, 2007 and on February 7, 2007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $871,059
Form or Registration No.: Schedule TO and Schedule TO/A
Filing Party:	E.ON Aktiengesellschaft E.ON Zwölfte Verwaltungs GmbH
Date Filed: January 26, 2007 and February 8, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 27 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2007 (as amended and supplemented prior to the date hereof, the “Schedule TO”). The Schedule TO relates to the offer by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (“E.ON”), to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs” and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish public limited company (“Endesa”), at a price of €40.00 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the “U.S. Offer”) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. Offer to Purchase dated January 26, 2007, as amended and supplemented by the Supplement to the U.S. Offer to Purchase dated February 14, 2007 (as so amended and supplemented, the “U.S. Offer to Purchase”). E.ON 12 is also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 is amended and supplemented to include the following information:

On April 2, 2007, E.ON entered into an agreement (the “Agreement”) with Acciona and Enel with respect to the Offers. The Agreement is attached hereto as Exhibit (d)(2) and is hereby expressly incorporated by reference to this Item 6 of the Schedule TO. The following summary of the main provisions of the Agreement is qualified in its entirety by reference to the copy of the Agreement attached.

Under the Agreement, E.ON, Acciona and Enel have agreed to the following:

E.ON’s Offers for Endesa.

E.ON has agreed not to waive the minimum tender condition under the Offers. If the minimum tender condition under the Offers is satisfied, the Agreement will automatically terminate, and E.ON, Acciona and Enel will be released from all obligations under the Agreement except the confidentiality obligations and those rights and obligations arising in connection with a breach of the Agreement.

Within four years following the execution of the Agreement, E.ON (i) will not acquire, solicit, or offer to acquire any ordinary shares of Endesa or enter into any derivative transaction relating to the ordinary shares or enter into any other agreement or arrangement aimed at acquiring title to, or the voting rights of, any ordinary shares other than through the Offers, (ii) will not induce any third party to take any of the actions under clause (i) above, and (iii) will not launch any tender offer or enter into any agreement or arrangement or to take any other actions which would lead to an obligation of E.ON to launch a tender offer to acquire any ordinary shares.

Tender Offer by Acciona and Enel.

As soon as practicable after the execution of the Agreement, Enel and Acciona will launch a tender offer for Endesa.

Sale and Transfer of Endesa Europa, S.L. from Endesa to E.ON.

Enel and Acciona will cause Endesa to sell and transfer all shares in Endesa Europa S.L. (“Endesa Europa”) to E.ON. The purchase price to be paid by E.ON to Endesa will be equal to the fair market value of the shares in Endesa Europa, calculated as enterprise value adjusted by the amount of net debt, in each case determined in accordance with the Agreement.  E.ON has the right to withdraw from the purchase of the shares in Endesa Europa. Prior to the transfer of the shares in Endesa Europa to E.ON, Enel and Acciona have the right to cause Endesa Europa to transfer to Endesa any of its assets that do not pertain to the businesses located in Italy, France, Turkey and Poland.

Sale and Transfer of Additional Assets from Endesa to E.ON.

Enel and Acciona will cause Endesa (i) to sell and transfer to E.ON certain electricity generation assets (the “Additional Assets”), and (ii) to enter into a power purchase agreement with E.ON, on the commercial terms further described in the Agreement. The purchase price to be paid by E.ON to Endesa for the Additional Assets will be equal to the fair market value of the Additional Assets calculated in accordance with the Agreement. E.ON has the right to withdraw from the purchase of the Additional Assets.

Sale and Transfer of the Viesgo Companies from Enel to E.ON.

Enel will sell and transfer and cause its subsidiaries to sell and transfer, the shares in the companies Viesgo Generación, S.L., Enel Viesgo Servicios, S.L., Electra de Viesgo Distribución, S.L. (collectively, “Viesgo Companies”) to E.ON. The purchase price to be paid by E.ON to Enel and its affiliates will be equal to the fair market value of the shares in the Viesgo Companies, calculated as enterprise value adjusted by the amount of net debt, in each case determined in accordance with the Agreement. E.ON has the right to withdraw from the purchase of the shares in the Viesgo Companies. Prior to the transfer of the shares in the Viesgo Companies, Enel may cause the Viesgo Companies to transfer certain shares in an affiliate to Enel. From the date of the execution of the Agreement until the closing date under the Agreement, Enel will take all reasonable steps to cause the Viesgo Companies to conduct their business in the ordinary course consistent with past practice and not to take certain actions or enter into certain agreements listed in the Agreement without notification of a designated representative of E.ON who has the right to dissent to such actions or agreements. E.ON will have the right to appoint one director to each of the Viesgo Companies who must be independent from E.ON.

Conditions to the Principal Obligations of the Parties.

The obligations of the parties to the Agreement to effect the purchases and sales contemplated by the Agreement is subject to the satisfication of certain conditions, including (a) that Enel and Acciona have (i) acquired, directly or indirectly, ordinary shares in the aggregate representing at least 50% plus one ordinary share of the outstanding share capital of Endesa and voting rights exercisable in the shareholders meeting, and (ii) appointed the majority of the members of the board of Endesa, and (b) receipt of regulatory approvals.

Swap Transaction with Caja Madrid.

E.ON has agreed to release, as of the date of execution of the Agreement, Caja Madrid from all of its obligations under the Swap Transaction.

Litigation.

As of the date of the execution of the Agreement, E.ON, Acciona and Enel have agreed to release and discharge each other from all past, present, and future claims, complaints and rights and all suits and any liability relating to the ordinary shares, the transactions carried out to acquire ordinary shares or control of Endesa or the litigation between the parties in the U.S. District Court for the Southern District of New York or elsewhere relating to Endesa.

Item 8. Interest in Securities of the Subject Company.

Item 8 is amended and supplemented to include the information set forth in Item 6 above, which is hereby expressly incorporated by reference in response to this Item 8.

Item 11. Additional Information.

Item 11 is amended and supplemented to include the following information:

On March 30, 2007, the Spanish National High Court (Audiencia Nacional) rejected E.ON’s request for urgency proceedings, but accepted E.ON’s alternative request to proceed with the claim through ordinary interim relief proceedings.

Item 12. Exhibits.

        Item 12 is amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(5)(LLL)	English translation of advertisements published in Spanish newspapers
(a)(5)(MMM)	English translation of an internet banner
(a)(5)(NNN)	Letter to ADS holders dated April 2007
(a)(5)(OOO)	English translation of an Ad-hoc notice filed with the German BaFin on April 2, 2007
(a)(5)(PPP)	English translation of a Relevant Notice filed with the CNMV on April 2, 2007
(a)(5)(QQQ)	Press Release dated April 2, 2007
(d)(2)	Agreement between E.ON AG, Enel S.p.A. and Acciona, S.A. dated April 2, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

E.ON Zwölfte Verwaltungs GmbH

By: /s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann Title: Managing Director

By: /s/ Dr. Patrick Wolff
Name: Dr. Patrick Wolff Title: Managing Director

E.ON Aktiengesellschaft

By: /s/ Lutz Feldmann___
Name: Lutz Feldmann Title: Member of the Board of Management

By: /s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann Title: Senior Vice President and General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 26, 2007
(a)(1)(B)	Form of Share Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal
(a)(1)(D)	Form of Notice of Guaranteed Delivery
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Letter to Holders of American Depositary Receipts
(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians
(a)(1)(H)	Form of Letter to Holders of Ordinary Shares
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9
(a)(1)(J)	Limited Due Diligence Information Obtained from Endesa
(a)(1)(K)	Supplement to the U.S. Offer to Purchase dated February 14, 2007
(a)(1)(L)	Revised Form of Share Form of Acceptance
(a)(1)(M)	Revised Form of ADS Letter of Transmittal
(a)(1)(N)	Revised Form of Notice of Guaranteed Delivery
(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(P)	Revised Form of Letter to Holders of American Depositary Receipts
(a)(1)(Q)	Revised Form of Letter to Financial Intermediaries and Custodians
(a)(1)(R)	Revised Form of Letter to Holders of Ordinary Shares
(a)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006
(a)(5)(B)
Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least €35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006

(a)(5)(C)
English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least €34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007

(a)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007
(a)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish “sealed envelope” procedure
(a)(5)(F)	English translation of an advertisement relating to the Offers published in the Spanish press
(a)(5)(G)	Investor Presentation February 2007
(a)(5)(H)	Press release dated February 2, 2007, announcing E.ON 12’s intention to submit its final bid to the CNMV
(a)(5)(I)	English translation of the ad-hoc notice filed with the German BaFin on February 2, 2007, announcing the submission of E.ON 12’s final bid to the CNMV

(a)(5)(J)	Press Release dated February 3, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a)(5)(K)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a)(5)(L)	Presentation dated February 3, 2007
(a)(5)(M)	Transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a)(5)(N)	Transcript of the Press Conference held on February 3, 2007
(a)(5)(O)	Press Release dated February 6, 2007
(a)(5)(P)	Transcript of the Investor Conference Call on February 3, 2007
(a)(5)(Q)	Form of Notice published in The Wall Street Journal on February 8, 2007, announcing the increase of the offer price to €38.75
(a)(5)(R)	English translation of an advertisement relating to the Offers published in the Spanish press
(a)(5)(S)	English translation of Spanish advertisements
(a)(5)(T)	English translation of the content of the website www.eonsi.es
(a)(5)(U)	Roadshow Presentation
(a)(5)(V)	Press Release dated February 14, 2007, announcing the extension of the acceptance period
(a)(5)(W)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 14, 2007
(a)(5)(X)	Investor Presentation February 2007
(a)(5)(Y)	English translation of the Spanish announcement of the extension of the acceptance period in the Spanish press
(a)(5)(Z)	English translation of a Spanish brochure used by E.ON in connection with the Offers
(a)(5)(AA)	Press Release dated February 28, 2007
(a)(5)(BB)	English translation of Spanish advertisement
(a)(5)(CC)	English translation of the Ad-hoc Notice filed with the German BaFin on March 6, 2007
(a)(5)(DD)	English translation of the Relevant Notice filed with the CNMV on March 6, 2007
(a)(5)(EE)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on March 7, 2007
(a)(5)(FF)	Transcript of the Press Conference Speech by Dr. Marcus Schenck on March 7, 2007
(a)(5)(GG)	Presentation by Dr. Wulf H. Bernotat on March 7, 2007
(a)(5)(HH)	Presentation by Dr. Marcus Schenck on March 7, 2007
(a)(5)(II)	Press Release dated March 7, 2007
(a)(5)(JJ)	Transcript of the Conference Call Speech by Dr. Wulf H. Bernotat on March 7, 2007
(a)(5)(KK)	Transcript of the Conference Call Speech by Dr. Marcus Schenck on March 7, 2007
(a)(5)(LL)	Transcript of the Q&A Session in the Conference Call on March 7, 2007
(a)(5)(MM)	English translation of the updated Questions & Answers on the website eonsi.es
(a)(5)(NN)	Transcript of the Q&A Session in the Press Conference on March 7, 2007

(a)(5)(OO)	English translation of an advertisement published in Spanish newspapers
(a)(5)(PP)	Letter sent to holders of Endesa ADSs
(a)(5)(QQ)	English translation of advertisements published in Spanish newspapers
(a)(5)(RR)	English translation of Internet banner
(a)(5)(SS)	Advertisement published in the Wall Street Journal on March 22, 2007
(a)(5)(TT)	English translation of the Relevant Notice filed with the CNMV on March 22, 2007
(a)(5)(UU)	English translation of the updated content of the website www.eonsi.es
(a)(5)(VV)	Investor Presentation March 2007
(a)(5)(WW)	Ad Hoc Notice dated March 26, 2007
(a)(5)(XX)	Press Release dated March 26, 2007
(a)(5)(YY)	English translation of a Relevant Notice filed with the CNMV on March 26, 2007
(a)(5)(ZZ)	ISDA Master Agreement dated March 27, 2007
(a)(5)(AAA)	Schedule to the ISDA Master Agreement dated March 27, 2007
(a)(5)(BBB)	Confirmation of Share Swap Transaction dated March 27, 2007
(a)(5)(CCC)	Fee Letter dated March 27, 2007
(a)(5)(DDD)	Press Release dated March 27, 2007
(a)(5)(EEE)	English translation of an advertisement publish in Spanish newspapers
(a)(5)(FFF)	English translation of Spanish internet banner
(a)(5)(GGG)	English translation of an advertisement published in Spanish newspapers
(a)(5)(HHH)	English translation of the updated content of the website eonsi.es
(a)(5)(III)	English translation of the updated Questions & Answers on the website eonsi.es
(a)(5)(JJJ)	Presentation dated March 28, 2007
(a)(5)(KKK)	Press Release dated March 29, 2007
(a)(5)(LLL)	English translation of advertisements published in Spanish newspapers
(a)(5)(MMM)	English translation of an internet banner
(a)(5)(NNN)	Letter to ADS holders dated April 2007
(a)(5)(OOO)	English translation of an ad-hoc notice filed with the German BaFin on April 2, 2007
(a)(5)(PPP)	English translation of a Relevant Notice filed with the CNMV on April 2, 2007
(a)(5)(QQQ)	Press Release dated April 2, 2007
(b)(1)
Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(b)(2)
Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(d)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa
(d)(2)	Agreement between E.ON AG, Enel S.p.A. and Acciona, S.A. dated April 2, 2007
(g)	Not applicable
(h)	Not applicable